UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SPECIAL FINANCIAL REPORT

SPECIAL FINANCIAL REPORT PURSUANT TO

REGULATION A OF THE SECURITIES ACT OF 1933

For the Semiannual Period Ended June 30, 2017

FUNDRISE NATIONAL FOR-SALE HOUSING eFUND, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10727

Delaware	38-4030901
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1601 Connecticut Avenue, NW, Suite 300 Washington, DC (Address of principal executive offices)	20009 (Zip Code)

(202) 584-0550
Registrant’s telephone number, including area code

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

Item 3. Financial Statements

INDEX TO FINANCIAL STATEMENTS OF FUNDRISE NATIONAL FOR-SALE HOUSING eFUND, LLC

F-1

FUNDRISE NATIONAL FOR-SALE HOUSING eFUND, LLC

Balance Sheet

As of June 30, 2017 (unaudited)

As of June 30, 2017

Assets:
Cash	$5,000
Total Current Assets	5,000
Total Assets	$5,000

Members’ Equity:
Fundrise National For-Sale Housing eFund, LLC Members’ Equity: Common shares, $10 per share; unlimited shares authorized; 10,000 shares subscribed; 500 shares issued and outstanding	$100,000
Members’ commitments	(95,000)
Total Fundrise National For-Sale Housing eFund, LLC Members’ Equity	5,000
Total Liabilities and Members’ Equity	$5,000

The accompanying notes are an integral part of these financial statements.

F-2

FUNDRISE NATIONAL FOR-SALE HOUSING eFUND, LLC

Statement of Operations

For the Six Months Ended June 30, 2017 (unaudited)

For Six Months Ended June 30, 2017
Revenues
Rental revenue	$—
Total Revenues	—
Expenses
Asset management and other fees – related party	$—
General and administrative expenses	—
Total expenses	$—

Net income (loss)	$—

The accompanying notes are an integral part of these financial statements. In the opinion of management, all adjustments necessary, in order to make the interim financial statements not misleading, have been included.

F-3

FUNDRISE NATIONAL FOR-SALE HOUSING eFUND, LLC

Statement of Cash Flows

For the Six Months Ended June 30, 2017 (unaudited)

For the Six Months Ended June 30, 2017
OPERATING ACTIVITES:
Net income (loss)	$—
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Net increase in other assets	—
Net increase in accounts payable and accrued expenses	—
Net cash (used in) operating activities	$—
INVESTING ACTIVITIES:
Acquisition of single-family residential properties	$—
Net cash (used in) investing activities	$—
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	$5,000
Dividends paid	—
Net cash provided by financing activities	$5,000
Net increase in cash and cash equivalents	$5,000
Cash and cash equivalents, beginning of period	$—
Cash and cash equivalents, end of period	$5,000

The accompanying notes are an integral part of these financial statements.

F-4

FUNDRISE NATIONAL FOR-SALE HOUSING eFUND, LLC

Statement of Members’ Equity

For the Six Months Ended June 30, 2017 (unaudited)

Common Shares
	Shares	Amount	Retained Earnings (Accumulated Deficit)	Total Company’s Shareholders' Equity
March 24, 2017	—	$—	$—	$—
Proceeds from issuance of common stock	500	5,000	—	5,000
Accumulated amortization of deferred offering costs	—	—	—	—
Distributions declared on common stock	—	—	—	—
Redemptions of common stock	—	—	—	—
Net income (loss)			—	—
Balance as of June 30, 2017	500	$5,000	$—	$5,000

The accompanying notes are an integral part of these financial statements.

F-5

FUNDRISE NATIONAL FOR-SALE HOUSING eFUND, LLC

Notes to the Unaudited Financial Statements

1.	Formation and Organization

Fundrise National For-Sale Housing eFund, LLC (the “Company”) was formed on March 24, 2017, as a Delaware Limited Liability Company formed to invest in the acquisition of land for and development of single-family attached and detached homes, townhomes and condominiums targeted to first-time, move-up and active adult homebuyers and other commercial real estate investments. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. Substantially all of the Company’s business will be externally managed by Fundrise Advisors, LLC, a Delaware limited liability Company and an investment adviser registered with the SEC (the “Manager”).

As of June 30, 2017, the Company has not begun operations.

A maximum of $50,000,000 in the Company’s common shares may be sold to the public in this offering. The Manager has the authority to issue an unlimited number of common shares. On May 4, 2017, the Company received funds from Rise Companies Corp. (the “Sponsor”), an indirect owner of the Manager, to purchase 500 common shares for an aggregate purchase price of $5,000. In addition, Fundrise, L.P., an affiliate of the Sponsor, has committed to purchase an aggregate of 9,500 common shares at $10.00 per share in a private placement for an aggregate purchase price of $95,000 due on a date no later than the date on which the Company raises and accepts at least $1,000,000 in this Offering. This subscription is shown as a reduction of members’ equity on the accompanying balance sheet.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying balance sheet, statement of operations, statement of members’ equity, and statement of cash flows and related notes to the financial statements of the Company are prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“GAAP”) for interim financial reporting and the instructions to Form 1-SA and Rule 8-03(b) of Regulation S-X of the rules and regulations of the SEC. Accordingly, certain information and note disclosures normally included in the financial statements prepared under U.S. GAAP have been condensed or omitted.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature.

The Company adopted the calendar year as its basis of reporting.

Estimates

The preparation of the balance sheet in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the balance sheet and accompanying notes. Actual results could materially differ from those estimates.

F-6

Cash and Cash Equivalents

Cash and cash equivalents consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less. Cash and cash equivalents are carried at cost which approximates fair value.

Organizational, Offering and Related Costs

Organization and offering costs of the Company are initially being paid by the Manager on behalf of the Company. These organization and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering, and the marketing and distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, Internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. The Company anticipates that, pursuant to the Company’s amended and restated operating agreement (the “Operating Agreement”), the Company will be obligated to reimburse the Manager, or its affiliates, as applicable, for organization and offering costs paid by them on behalf of the Company, subject to a minimum offering raise, as described below.

After the Company has raised $1,000,000 in this offering (not including the $100,000 received or to be received in the private placements to the Sponsor and Fundrise, L.P.), beginning on the date that the Company starts its operations, it will start to reimburse the Manager, without interest, for these organization and offering costs incurred both before and after that date. Reimbursement payments will be made in monthly installments, but the aggregate monthly amount reimbursed can never exceed 0.50% of the aggregate gross offering proceeds from the Offering. If the sum of the total unreimbursed amount of such organization and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager has been reimbursed in full.

The Company will not commence any significant operations until it has raised $1,000,000 in the Offering from persons who are not affiliated with the Company or the Sponsor. In the event the minimum number of the Company’s common shares is not sold to the public within 12 months after commencing the Offering, the Company will terminate the offering, will have no obligation to reimburse the Manager or its affiliates for any organization and offering costs and will release all investors from their commitments. As of June 30, 2017, the Manager has not incurred organization and offering costs on behalf of the Company. When incurred and recorded by the Company, organization costs will be expensed as incurred, and offering costs will be amortized ratably as a reduction to members’ equity based on the proportion of gross proceeds raised to the total gross proceeds expected to be raised when the Offering is complete.

Share Redemptions

The Company has adopted a redemption plan whereby, on a monthly basis, an investor has the opportunity to obtain liquidity monthly, following a minimum sixty (60) day waiting period after submitting their redemption request. Pursuant to the Company’s redemption plan, a shareholder may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 shares or $50,000 per each redemption request. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by the Company.

The calculation of the redemption price will depend, in part, on whether a shareholder requests redemption within the first eighty-nine (89) days of first becoming a shareholder (the “Introductory Period”) or thereafter (the “Post-Introductory Period”).

F-7

During the Introductory Period, the per share redemption price will be equal to the purchase price of the shares being redeemed reduced by (i) the aggregate sum of distributions paid with respect to such shares, rounded down to the nearest cent and (ii) the aggregate sum of distributions, if any, declared but unpaid on the shares subject to the redemption request. In other words, a shareholder would receive back their original investment amount, from the redemption price paid, prior distributions received and distributions that have been declared (and that will be received when paid), but would not receive any amounts in excess of their original investment amount.

During the Post-Introductory Period, the per share redemption price will be calculated based on a declining discount to the per share price for our common shares in effect at the time of the redemption request, and rounded down to the nearest cent. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by us. During the Post-Introductory Period, the redemption price with respect to the common shares that are subject to the redemption request will not be reduced by the aggregate sum of distributions, if any, that have been (i) paid with respect to such shares prior to the date of the redemption request or (ii) declared but unpaid on such shares with record dates during the period between the redemption request date and the redemption date.

Holding Period from Date of Settlement	Effective Redemption Price (as percentage of per share redemption price) (1)
Less than 90 days (Introductory Period)	100.0	%(2)(3)
90 days until 3 years	97.0	%(4)
3 years to 4 years	98.0	%(5)
4 years to 5 years	99.0	%(6)
More than 5 years	100.0	%(7)

(1)	The Effective Redemption Price will be rounded down to the nearest $0.01.
(2)	The per share redemption price during the Introductory Period is calculated based upon the purchase price of the shares, not the per share price in effect at the time of the redemption request.
(3)	The Effective Redemption Price during the Introductory Period will be reduced by the aggregate sum of distributions paid or payable on such shares, the amount of which we are unable to calculate at this time.
(4)	For shares held at least ninety (90) days but less than three (3) years, the Effective Redemption Price includes the fixed 3% discount to the per share price for our common shares in effect at the time of the redemption request.
(5)	For shares held at least three (3) years but less than four (4) years, the Effective Redemption Price includes the fixed 2% discount to the per share price for our common shares in effect at the time of the redemption request.
(6)	For shares held at least four (4) years but less than five (5) years, the Effective Redemption Price includes the fixed 1% discount to the per share price for our common shares in effect at the time of the redemption request.
(7)	For shares held at least five (5) years, the Effective Redemption Price does not include any discount to the per share price for our common shares in effect at the time of the redemption request.

As shareholders must observe a minimum sixty (60) day waiting period following a redemption request before such request will be honored, whether a redemption request is deemed to be in the Introductory Period or the Post-Introductory Period will be determined as of the date the redemption request is made, not the date the redemption request is honored. Meaning, for example, if a redemption request is submitted during the Introductory Period, but honored after the Introductory Period, the effective redemption price will be determined using the Introductory Period methodology.

Redemption of our common shares may be requested at any time upon written request to us at least sixty (60) days prior to the redemption date; provided, however, written requests for common shares to be redeemed during the Introductory Period must be delivered to our Manager prior to the end of such shareholder's Introductory Period. Our Manager intends to provide notice of redemption by the end of the first month following the sixtieth (60th) day after the submission of the redemption request, with an effective redemption date no earlier than the sixtieth (60th) day following the submission of the redemption request, and expects to remit the redemption price within three (3) business days (but generally no more than five (5) business days) of the effective redemption date. Shareholders may withdraw their redemption request at any time prior to the redemption date.

F-8

We cannot guarantee that the funds set aside for the redemption plan will be sufficient to accommodate all requests. In the event our Manager determines, in its sole discretion, that we do not have sufficient funds available to redeem all of the common shares for which redemption requests have been submitted during any given month, such pending requests will be honored on a pro-rata basis, if at all. In the event that not all redemptions are being honored in a given month, the redemption requests not fully honored will have the remaining amount of such redemption requests considered on the next month in which redemptions are being honored. Accordingly, all unsatisfied redemption requests will be treated as requests for redemption on the next date on which redemptions are being honored, with redemptions being processed pro-rata, if at all. If funds available for the redemption plan are not sufficient to accommodate all redemption requests on such future redemption date, common shares will be redeemed on a pro-rata basis, if at all.

We intend to limit common shareholders to one (1) redemption request outstanding at any given time, meaning that, if a common shareholder desires to request more or less shares be redeemed, such common shareholder must first withdraw the first redemption request, which may affect whether the request is considered in the “Introductory Period” or “Post-Introductory Period”. For investors who hold common shares with more than one record date, redemption requests will be applied to such common shares in the order in which they settled, on a last in first out basis – meaning, those common shares that have been continuously held for the shortest amount of time will be redeemed first. In addition, we intend limit individual redemption requests to the lesser of 5,000 shares or $50,000 per each redemption request, which may affect whether the entirety of a redemption request will be considered to be in the “Introductory Period” or “Post-Introductory Period”.

In accordance with the SEC’s current guidance on redemption plans, we intend to limit redemptions in any calendar month to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is less than or equal to 0.5% of the NAV of all of our outstanding shares as of the first day of such calendar month, and intend to limit the amount redeemed in any calendar quarter to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is 1.25% of the NAV of all of our outstanding shares as of first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we intend to make a number of commercial real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the amount of common shares available for redemption in any given month or quarter, as these commercial real estate assets are paid off or sold, but we do not intend to redeem more than 5.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

 In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, following any material decrease in our NAV, to comply with the PTP Safe Harbor, or for any other reason. Therefore, you may not have the opportunity to make a redemption request prior to any potential termination of our redemption plan. However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on the Fundrise Platform to disclose such amendment.

Therefore, a shareholder may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

Income Taxes

The Company is treated as a pass-through entity for federal income tax purposes and, as such, is not subject to income taxes at the entity level. Rather, the distributive share of all items of income, gain, loss, deduction, or credit are passed through to the members and reported on their respective tax returns. The Company’s federal tax status as a pass-through entity is based on its default classification as a limited liability company with more than one member. As of the date of these financial statements, the Company does not have any subsidiaries who pay tax at the entity level. Accordingly, these financial statements do not reflect a provision for income taxes and the Company has not taken any other tax positions which require disclosure.

F-9

The Company is required to file and will file income tax returns with the Internal Revenue Service and other taxing authorities, though no such returns have been filed at this point. Income tax returns filed by the Company are subject to examination by the Internal Revenue Service for a period of three years.

3.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s public offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager will be reimbursed for organization and offering expenses incurred in conjunction with the Offering subject to achieving the minimum capital raise. The Company will reimburse the Manager, subject to the reimbursement limit previously described, for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. See Note 2 – Summary of Significant Accounting Policies – Organizational, Offering and Related Costs.

The Company will pay the Manager a quarterly asset management fee of one-fourth of 0.85%, which, until December 31, 2018, will be based on our net offering proceeds as of the end of each quarter, and thereafter will be based on our NAV at the end of each prior semi-annual period.

The Company’s Manager has agreed, for a period until December 31, 2017 (the “fee waiver period”), to waive its asset management fee during the fee waiver period. Following the conclusion of the fee waiver period, our Manager may, in its sole discretion, waive its asset management fee, in whole or in part. The Manager will forfeit any portion of the asset management fee that is waived.

The Company may be charged by the Manager, a quarterly development fee of 5% of total development costs, excluding land. However, such development fee is only intended to be charged if it is net of a fee being charged by the developer of the for-sale housing project or if there is no outside developer of the for-sale housing project. Our Manager may, in its sole discretion, waive its development management fee, in whole or in part. The Manager will forfeit any portion of the development management fee that is waived.

The Company will reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the special servicing of non-performing assets, including, but not limited to, reimbursement of non-ordinary expenses and employee time required to special service a non-performing asset. Whether an asset is deemed to be non-performing is in the sole discretion of our Manager.

The Company will reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the liquidation of equity investments in real estate, including, but not limited to, reimbursement of non-ordinary expenses and employee time required to liquidate an equity investment in real estate. Whether to liquidate an equity investment in real estate is in the sole discretion of the Manager.

F-10

Fundrise Lending, LLC

As an alternative means of acquiring investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC or its affiliates may close and fund a loan or other investment prior to it being acquired by the Company. The ability to warehouse investments will allow the Company the flexibility to deploy its offering proceeds as funds are raised. The Company then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of its acquisition.

For situations where the Company’s Sponsor, Manager, or their affiliates have a conflict of interest with the Company that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the shareholders and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on the Company’s behalf will be payable by the Company. Principal transactions are defined as transactions between the Company’s Sponsor, Manager or their affiliates, on the one hand, and the Company or one of its subsidiaries, on the other hand. The Company’s Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices.

As of June 30, 2017, the Company had not purchased any investments from Fundrise Lending, LLC.

Fundrise, L.P.

Fundrise, L.P., an affiliate of the Sponsor, has committed to purchase an aggregate of 9,500 common shares at $10.00 per share in a private placement for an aggregate purchase price of $95,000 due on a date no later than the date on which the Company raises and accepts at least $1,000,000 in this offering.

Additionally, as an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, Fundrise L.P. may provide capital to Fundrise Lending, LLC for the purposes of acquiring investments where there would otherwise be insufficient capital. As of June 30, 2017 Fundrise, L.P. did not provide capital to Fundrise Lending, LLC for the purposes of acquiring investments on behalf of the company.

Rise Companies Corp, Member and Sponsor

Rise Companies Corp is the sole member of the Company and holds 500 shares as of June 30, 2017.

Executive Officers of Our Manager

As of the date these financial statements are issued, the executive officers of our Manager and their positions and offices are as follows:

Name	Position
Benjamin S. Miller	Chief Executive Officer and Interim Chief Financial Officer and Treasurer
Brandon T. Jenkins	Chief Operating Officer
Bjorn J. Hall	General Counsel, Chief Compliance Officer and Secretary

F-11

Benjamin S. Miller currently serves as Chief Executive Officer of our Manager and has served as Chief Executive Officer and Director of our Sponsor since its inception on March 14, 2012. As of February 9, 2017, Ben is also serving as Interim Chief Financial Officer and Treasurer of our Manager.

Brandon T. Jenkins currently serves as Chief Operating Officer of our Manager and has served in the same role for our Sponsor since February of 2014, prior to which time he served as Head of Product Development and Director of Real Estate.

Bjorn J. Hall currently serves as the General Counsel, Chief Compliance Officer and Secretary of our Manager and has served in such capacities with our Sponsor since February 2014.

4.	Economic Dependency

Under various agreements, the Company has engaged or will engage Fundrise Advisors, LLC and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon Fundrise Advisors, LLC and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

5.	Commitments and Contingencies

Legal Proceedings

As of the date of the financial statements we are not currently named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

6.	Subsequent Events

New Investments

As of December 21, 2017, the Company has made investments in three (3) single-family residential properties. The total purchase price for the three (3) single-family residential properties acquired subsequent to June 30, 2017 and prior to December 20, 2017 is approximately $861,435.

Promissory Grid Note

On October 31, 2017, the Company entered into a promissory grid note, as borrower, with Rise Companies Corp, our Sponsor, as lender. The note provides up to $10,000,000 in credit at an interest rate of 3.0%. The note expires on January 31, 2019. On December 4, 2017, the Company drew on the note for $861,434.73.

F-12

PART III – EXHIBITS

Index to Exhibits

Exhibit No.	Description
2.1*	Certificate of Formation
2.2*	Form of Amended and Restated Operating Agreement
6.1*	Form of License Agreement between FUNDRISE NATIONAL FOR-SALE HOUSING eFUND, LLC and Fundrise LLC
6.2*	Form of Fee Waiver Support Agreement between FUNDRISE NATIONAL FOR-SALE HOUSING eFUND, LLC and Fundrise Advisors, LLC
6.3*	Form of Shared Services Agreement between Fundrise Advisors, LLC and Rise Companies Corp.
6.4*	Form of Servicing Agreement between FUNDRISE NATIONAL FOR-SALE HOUSING eFUND, LLC and Fundrise Servicing, LLC

*	Previously filed.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this special financial report on Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, D.C. on December 21, 2017.

FUNDRISE NATIONAL FOR-SALE HOUSING eFUND, LLC
By:	Fundrise Advisors, LLC, its manager

By:	/s/ Benjamin S. Miller
	Name:	Benjamin S. Miller
	Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer, Interim Chief Financial Officer and Treasurer of	December 21, 2017
Benjamin S. Miller	Fundrise Advisors, LLC (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)